

October 8, 2013

Via E-mail
Nicholas N. Carter
Chief Executive Officer
Arabian American Development Company
1650 Hwy 6 S
Suite 190
Sugar Land, TX 77478

> **Re:** **Arabian American Development Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013, as amended on June 26, 2013 and August 30, 2013**
> **File No. 1-33926**

Dear Mr. Carter:

We have reviewed your response letter dated September 17, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012, as amended June 26, 2013

Dependence on a limited number of customers could adversely impact profitability, page 8

1.   We note your response to the comment from our letter to you dated September 16, 2013, and we re-issue the comment. As you disclose in your filing that the loss of either customer could have the adverse effects you identify, you are required by Item 101(c)(1)(vii) of Regulation S-K to provide the requested disclosure regarding the identifies of all such 10% customers.

<u>Closing Comments</u>

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director